SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Notice Relating to Notes Issued by Fresenius Medical Care AG issued on December 18, 2024.

Exhibit 99.2	List of USD Denominated 144A/Reg S Notes

On December 18, 2024, Fresenius Medical Care AG (the Company) notified the holders of various issues of EURO-denominated notes issued by the Company under its €10 billion debt issuance program (together, the EMTN Notes) that Fresenius Medical Care Holdings, Inc. (FMCH), the Company’s wholly-owned subsidiary, is no longer an obligor under the Company’s Syndicated Credit Facility (the SCF), and that the termination of FMCH’s obligor status under the SCF automatically and unconditionally terminated FMCH’s guarantee of the EMTN Notes. In accordance with the Terms and Conditions of the EMTN Notes, the Company notified the holders by delivery of such notice of termination of the FMCH guarantee to the Luxembourg Stock Exchange (LSE), on which the EMTN Notes are listed. A copy of the Company’s notification to the LSE is being furnished as Exhibit 99.1 to this report.

Termination of FMCH as an obligor under the SCF also released and relieved FMCH from all of its obligations under its guarantees of four issues of US$-denominated notes (the 144A/Reg S Notes), as provided in Section 10.3 of the respective indentures under which the 144A/Reg S Notes were issued. A list of such 144A/Reg S Notes is being furnished as Exhibit 99.2 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: December 18, 2024

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board